

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Ed Kilroy
Chief Executive Officer
MedAvail Holdings, Inc.
6665 Millcreek Drive, Suite 1
Mississauga, Ontario, Canada L5N 5M4

      Re: MedAvail Holdings, Inc.
          Registration Statement on Form S-1
          Filed April 19, 2021
          File No. 333-255347

Dear Mr. Kilroy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 19, 2021

Incorporation of Certain Information by Reference, page 57

1.   Please revise your prospectus to remove this section and include all of the disclosure required by Form S-1. In this regard, we note that the registered entity disposed of substantially all of its assets and liabilities in a spin-off transaction in November 2020 prior to completing the merger with MedAvail, Inc. Accordingly you do not meet the requirements of General Instruction VII.D.1(b) of Form S-1 at this time.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Hsu, Esq.